Xuhang Holdings Limited

March 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Lilyanna Peyser

Re:	Xuhang Holdings Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed March 1, 2024

File No. 333-271029

Ladies and Gentlemen:

This letter is in response to the letter dated March 20, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Xuhang Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 3 to Registration Statement on Form F-1 (the “Amendment No. 3”) is being filed concurrently with the submission of this letter.

Amendment No. 2 to Registration Statement on Form F-1 filed March 1, 2024

General

1.

We note your references to an “assumed” or “expected” initial offering price per share of $4.00 throughout the filing. Because you are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, please revise your disclosure to provide a bona fide estimate of a range of the maximum offering price per share, rather than an “assumed” or “expected” price. See Instruction 1(A) to Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comments, we have revised our disclosure throughout the Amendment No. 3 to provide a range of between $4.00 and $5.00 as the initial offering price range. However, we respectfully advise the Staff that due to recent turmoil in the market, we have determined to use the floor of that range, or $4.00, as the basis for estimated use of proceeds, and other calculations in the Amendment No. 3.

2.

You disclose each 1.0 million increase (decrease) in the number of Ordinary Shares offered would increase (decrease) as adjusted net tangible book value per share after this offering by US$0.05 per Ordinary Share and the dilution per share to new investors participating in this offering by US$0.95 per Ordinary Share. Please provide us your calculation for these amounts.

In response to the Staff’s comments, we have prepared the requested calculation for the above-mentioned amounts attached hereto as Exhibit A. In addition, we have revised our disclosure on page 71 of the Amendment No. 3 to change the dilution per share to new investors from $0.95 to $0.05 per ordinary share.

Material Income Tax Considerations, page 183

3.

As it appears that both Conyers and AllBright are providing short-form tax opinions, please revise this section to state that the statements under Cayman Islands Taxation are the opinion of Conyers and the statements under Enterprise Taxation in Mainland China are the opinion of AllBright. Also revise the last paragraph of Exhibit 5.1 accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for further guidance.

In response to the Staff’s comments, we have revised our disclosure on pages 183 and 185 of the Amendment No. 3 to state that the statements under Cayman Islands Taxation are the opinion of Conyers and the statements under Enterprise Taxation in Mainland China are the opinion of AllBright. In addition, the last paragraph of Exhibit 5.1 to the Amendment No. 3 has been revised to state that the disclosure under the subsection titled “Material Income Tax Considerations – Cayman Islands Taxation” in the Amendment No. 3 constitutes the opinion of Conyers.

Note 18 - Subsequent events, page F-67

4.

We note your entry into several revolving lines of credit in the form of overdraft agreements, including two agreements entered into on December 19, 2023 with the Bank of China Beijing Xuanwu Branch, “overdraft agreements” on December 22, 2023 with Shangtang Branch of Hangzhou United Rural Commercial Bank Co., Ltd., and “overdraft agreements” on January 4, 2024 with Beijing Zhingguancun Bank Co., Ltd. Please file these agreements as exhibits to this registration statement in accordance with Item 601 of Regulation S-K.

In response to the Staff’s comments, we have filed these revolving lines of credit agreements as Exhibits 10.6, 10.7, and 10.8 to the Amendment No. 3.

Exhibit 5.1

5.	Please delete as inappropriate the assumption contained in section 2.6. Refer to Sections II.B.1.a and II.B.3.a of Staff Legal Bulletin No. 19 for further guidance.

In response to the Staff’s comments, we have filed an updated Exhibit 5.1 to the Amendment No. 3 to remove such inappropriate assumption in section 2.6.

Exhibit 8.1

6.

It appears that the opinion in section 3(vi) constitutes a short-form tax opinion per Section III.B.1.a of Staff Legal Bulletin No. 19. Please revise to state that the statements “under sections entitled ‘Material Income Tax Consideration’ with respect to the PRC tax laws and regulations” constitute your opinion.

In response to the Staff’s comments, we have filed an updated Exhibit 8.1 to the Amendment No. 3 to state that the statements in the section titled “Material Income Tax Considerations” with respect to PRC tax laws and regulations constitute the opinion of AllBright, our PRC counsel.

Resale Prospectus

7.	With respect to the resale prospectus:

•	Revise to explain the difference between the two selling shareholders named “Julian Network Technology Co., Limited.” In this regard we note that they are wholly owned by different individuals.

•

Revise to delete the reference to the primary and secondary offerings being conducted “concurrently,” as it appears that the resale offering will begin only once your ordinary shares are listed and the initial public offering is complete.

•

Revise your statement that the selling shareholders “have not had a material relationship with the Company within the past three years” to include the company’s predecessors and affiliates, as well. Refer to Item 507 of Regulation S-K.

•

Disclose any natural persons that control the selling shareholders and that have had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 507 of Regulation S-K.

•	Disclose the circumstances under which the selling shareholders received the shares covered by the resale prospectus, as well as how long the selling shareholders have held such shares.

(i) We respectfully advise the Staff that the above-mentioned two selling shareholders do not share the same name: one is Julian Network Technology Co., Limited, and the other is Jixun Network Technology Co., Limited. The two selling shareholders are unrelated entities owned by different individuals.

(ii) In response to the Staff’s comments, we have revised our disclosure on pages ALT-2 and ALT-5 of the Resale Prospectus of the Amendment No. 3 to delete the reference to the primary and secondary offerings being conducted “concurrently.”

(iii) In response to the Staff’s comments, we have revised our disclosure on page ALT-4 of the Resale Prospectus of the Amendment No. 3 to disclose that none of the selling shareholders have had a material relationship with the Company or its predecessors and affiliates within the past three years prior to the filing of the Amendment No. 3.

(iv) In response to the Staff’s comments, we have revised our disclosure on page ALT-4 of the Resale Prospectus of the Amendment No. 3 to state that no natural person that controls any selling shareholder has had a material relationship with the Company or any of its predecessors or affiliates within three years prior to the filing of the Amended Registration Statement No. 3.

(v) In response to the Staff’s comments, we have revised our disclosure on page ALT-4 of the Resale Prospectus of the Amendment No. 3 to disclose the circumstances under which the selling shareholders received the ordinary shares covered by the Resale Prospectus, as well as how long the selling shareholders have held such ordinary shares.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tianhang Xiao
Name:	Tianhang Xiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

Exhibit A

Dilution Calculation

Dilution calculation

Amounts in thousands of US$, except for number of shares and per share data

Total assets	a	126,339
Less: goodwill	b	(39,332)
Less: total liabilities	c	(26,648)

Net tangible assets	d=a+b+c	60,359
Net proceeds	e	8,265	Refer to Net proceeds calculation

Adjusted net tangible book value immediately after this offering	f=d+e	68,624
Number of shares immediately after this offering	g	61,554,977	58,804,977 (Outstanding shares) plus 2,750,000 (New issue shares)
As adjusted net tangible book value per Ordinary Share immediately after this offering	h=f/g	1.11
Assumed initial public offering price per Ordinary Share	i	4.00

Amount of dilution in net tangible book value per Ordinary Share to new investors	j=i-h	2.89

1.0 million increase in number of ordinary shares situation

Net proceeds	e	8,265
Increase of net proceeds	k	3,807
Net proceeds after 1.0 million increase in number of ordinary shares	l=e+k	12,072

Adjusted net tangible book value immediately after this offerings	m=l+d	72,431
Number of shares immediately after this offering	n	62,554,977	58,804,977 (Outstanding shares) plus 3,750,000 (New issue shares)
As adjusted net tangible book value per Ordinary Share immediately after this offering	o=m/n	1.16
Assumed initial public offering price per Ordinary Share	i	4.00
Amount of dilution in net tangible book value per Ordinary Share to new investors	p=i-o	2.84

Increase as adjusted net tangible book value per share after this offering	q=o-h	0.05
Increase the dilution per share to new investors	r=p-j	(0.05)

Net proceeds calculation

Amounts in thousands of US$, except for number of shares and per share data

Number of new issued share	a	2,750,000
Price	b	4.00
Proceeds	c=a*b/1000	11,000
IPO discount	d=c*4.82%*	530
listing expense	e	2,205

Net proceeds	f=c-d-e	8,265

1.0 million increase in number of ordinary shares situation
Number of 1.0 million increase in ordinary shares	g	1,000,000
Price	h	4.00
Proceeds	i=g*h/1000	4,000
IPO discount	j=i*4.82%*	193

Increase of net proceeds	k=i-j	3,807

*	discount rate is 4.82%.